Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: August 3, 2022
Set forth below is an internal newsletter to employees of Progress Financial Corp. regarding the proposed merger of Progress Financial Corp., with and into United Community Banks, Inc.
Human Resources:
United Community Bank believes that our employees are the key to what makes a company great. This is why we value the importance of time off for rest, relaxation, and recuperation to support the balance between work and personal life. We want Progress employees to know that if their annual vacation allotment is higher with Progress Bank than United’s policy, the Progress vacation schedule will be grandfathered as you move forward with United. This means employees will not lose any vacation time with the merger. In addition, United follows the Federal Reserve holiday schedule, which generally provides 11 paid holidays per year. We have a generous personal and sick day policy, along with additional paid days off including:

•‘Holiyay’: an extra paid day off of your choice between Thanksgiving and New Year’s Eve, that gives employees a much-needed day off during the busy holiday season
•2 paid personal days a year
•Regular full-time employees will accrue sick leave at the rate of 1 day (8 hours) for every full month of employment - up to 12 sick days per year and up to 30 sick days can carry over each year
•5-year-anniversary celebration: Full-time employees who celebrate 5-year-work anniversaries with United are eligible for a paid day off

Topics coming up:
Leaves of Absence – military leave, jury duty, bereavement

Employee Assistance Program

Conversion Training
We are finalizing the conversion training calendar at this time. You will receive more information soon, making you aware of training topics and dates available along with how to register. We will be setting up training rooms for all onsite training to be hosted at the following locations:
•Birmingham Highland Avenue
•Huntsville Main Williams Avenue
•Santa Rosa Beach

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS
In connection with the prospective acquisition of Progress, United has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Progress to be sent to Progress’ shareholders seeking their approval of the merger agreement and merger with United. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Progress acquisition.

INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR PROGRESS WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PROGRESS AND THE MERGER OF PROGRESS AND UNITED.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Progress at the “Investor Relations” section of Progress’ website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION
Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the Merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the Merger. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Merger if and when it becomes available. Free copies of this document may be obtained as described above.